Filed by AirGate PCS, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: AirGate PCS, Inc.
Commission File No.: 333-109165

[Slideshow presentation made to holders of AirGate PCS, Inc.’s 13.5% Senior Subordinated Discount Notes due 2009]

INVESTOR PRESENTATION January 2004

SAFE HARBOR PROVISIONS Statements contained in this presentation that are forward-looking statements, such as statements containing terms such as can, may, will, believe, expect, plan, and similar terms, are subject to various risks and uncertainties. Such forward-looking statements are made pursuant to the "safe-harbor" provisions of the private Securities Litigation Reform Act of 1995 and are made based on management's current expectations or beliefs as well as assumptions made by, and information currently available to, management. A variety of factors could cause actual results to differ materially from those anticipated in AirGate's forward-looking statements. A more extensive discussion of the risk factors that could impact these areas and the Company's overall business and financial performance can be found in the Company's reports filed with the Securities and Exchange Commission, especially in the "risk factors" sections of AirGate's registration statement on form S-4 relating to the public exchange offering that is a part of the debt restructuring, the proxy statement for the special meeting of shareowners to consider matters related to the debt restructuring and in subsequent filings with the Securities and Exchange Commission ("SEC"). Investors and analysts should not place undue reliance on forward-looking statements. This presentation also contains certain non-GAAP financial measures. A reconciliation from GAAP results to non-GAAP financial measures presented herein is provided in the previously mentioned filings with the SEC.

ADDITIONAL INFORMATION The Company has filed a registration statement on form S-4 relating to the public exchange offering that is a part of the debt restructuring with the SEC. Jefferies & Company, Inc. has been appointed dealer- manager for the exchange offer. The foregoing reference to the registered exchange offer shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of shares of the Company's common stock or the Company's 9 3/8% senior subordinated secured notes due 2009 in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Investors and security holders are urged to read the registration statement on Form S-4, including the prospectus relating to the exchange offer (and any amendments thereto), because they contain important information. These documents, as amended, have been filed with the SEC. When these and other documents are filed with the SEC, they may be obtained at the SEC's web site at www.sec.gov. You may also obtain each of these documents (when available) from the Company by directing your request to Barbara L. Blackford, Vice President, General Counsel and Corporate Secretary at (404) 525-7272.

TRANSACTION OVERVIEW

TRANSACTION OVERVIEW

SUMMARY TERM SHEET (1) The 65% noteholders who are party to the support agreement are entitled to 100 basis points in liquidated damages during the period, if any, that their securities are not freely tradable immediately following closing.

ATTRACTIVE RECOVERY (1) Represents 56% of the pro forma shares outstanding. (2) As of January 31, 2004. (3) Implied equity value based on 56% pro forma ownership. Assumes $301.3 million of debt and $36.0 million of cash on a pro forma basis. Last quarter 2003 EBITDA of $15.3 million annualized (includes $3.0 million in expenses related to the exchange offer). ($ in millions) Provides attractive potential recovery to bondholders with significant upside potential

EXCHANGE OFFER RATIONALE Stronger pro forma balance sheet De-leverages balance sheet by over $100 million Reduced leverage (6.6x to 4.9x PF 9/30/03) Revised bank covenants Positive impact to cash flow $255 million in cumulative debt payment savings through 2009 Avoids potential liquidity issues in 2005 Business plan flexibility Empowers management to be firm in resolving disputes with Sprint PCS Provides financial flexibility to execute business plan Incremental EBITDA margin possible

STRATEGIC OUTLOOK

FOUR-PHASE STRATEGY 1st Qtr Q4 '02 -4.1 Q1 '03 2.3 Q2 '03 15.1 Q3 '03 14.1 Q4 '03 15.3 2004 Maximize Our Value Potential (1) Address capital structure Address key operating issues controlled by 3rd parties Pursue accelerated growth Phase 1 Phase 2 Phase 3 Phase 4 Address key operating issues controlled by AirGate (1) EBITDA includes $3.0 million in expenses related to the exchange offer. EBITDA

PHASE 1: FOCUS ON PROFITABILITY Three Consecutive Quarters of Double-Digit Positive EBITDA (1) EBITDA includes $3.0 million in expenses related to the exchange offer. EBITDA Capex EBITDA less Capital Expenditures 1Q -15.1 3.2 -18.3 2Q 0.1 17.8 -17.7 3Q 2.4 11.2 -8.8 4Q -4.1 9.1 -13.2 1Q 2.3 5.6 -3.3 2Q 15.1 1 14.1 3Q 14.1 3.7 10.4 4Q 15.3 7.1 8.2 (1) 2002 2003

PHASE 1: FOCUS ON RATIONAL GROWTH (Net Adds) 2003 QUARTERLY NET ADDITIONS & EBITDA Quality of Subscriber Base Continues to Improve (1) EBITDA includes $3.0 million in expenses related to the exchange offer. (EBITDA) ( $ in Millions) Prime Net Adds Sub-Prime Net Adds EBITDA Q1 15746 -2076 2.3 Q2 8392 -2637 15.1 Q3 12755 -7162 14.1 Q4 3258 -7955 15.3 (1)

PHASE 1: BUILDING CASH Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Cash 15.22 18.6 4.2 4.89 0.94 20.91 30.79 54.08 AR Days 44 44 42 43 33 31 31 28 2002 2003 (1) (1) AR days outstanding is defined as accounts receivable (excluding Sprint PCS receivables) divided by revenues multiplied by calendar days.

PHASE 2: PRO FORMA CAPITAL STRUCTURE (1) Pro Forma for exchange offer and $10 million bank debt prepayment. (2) Excludes premium of $9.1 million. (3) Adjustment is the result of several items including: (i) the issuance of approximately 33 million shares of common stock; (ii) a non-monetary gain related to AirGate's transfer of all of its shares of iPCS common stock to a trust for the benefit of AirGate shareholders; and (iii) transaction costs related to the exchange offer. (4) Senior Secured Leverage Ratio is defined as Senior Debt divided by the quarter ended 9/30/03 EBITDA annualized (includes $3.0 million in exchange offer expenses). (5) Total Leverage Ratio is defined as Total Debt divided by the quarter ended 9/30/03 EBITDA annualized (includes $3.0 million in exchange offer expenses). ($ in Thousands)

PHASE 2: COMPARE FAVORABLY TO PEERS Total leverage (Total debt plus redeemable preferred stock divided by EBITDA) EBITDA margin Average revenue per subscriber (ARPU) Monthly churn rate

PHASE 3: MANAGING SPRINT RELATIONSHIP Aggressive Conciliatory Demand transparency on cash transactions Direct customer contact through customer care Seek to address fundamental issues of affiliate agreements Seek service level assurances Consider all legal options if efforts to resolve unsuccessful Temporary solution Does not address root of problems Cost savings would likely have been realized without an agreement Give up future legal recourse Lose opportunity to reclaim past cash discrepancies

PHASE 3: ADDRESS OPERATIONAL ISSUES Key areas to address with Sprint PCS include: Customer care Availability and transparency of data Marketing/sales programs Billing Charges to affiliates and program requirements Pending fee and contract disputes We believe we must address these issues in order to: Increase customer satisfaction Improve knowledge of customer base and their needs Reduce churn Further reduce bad debt Improve cash flow We believe these and other improvements could result in significant improvement in our EBITDA margin

Accelerated phase of our growth strategy Offer targeted market programs Optimize our product distribution Diversify our products and services Future growth and operational improvements could result in additional significant improvement in our EBITDA margin PHASE 4: FUTURE GROWTH STRATEGY

CONCLUSION

CONCLUSION Stronger balance sheet with reduced leverage Empowers management to pursue full value potential of the Company Consistent and improving financial results Resolute approach with Sprint PCS

APPENDIX

SPRINT PCS AFFILIATE OVERVIEW Affiliate relationship Sprint PCS licenses use of spectrum from FCC Collected revenues generally divided 92% affiliate / 8% Sprint Affiliate signed management agreement with an initial term of 20 years with three 10-year renewal options

AIRGATE'S PROJECTIONS (W/OUT PHASE 3 AND 4 UPSIDE)